Donald E. Field
Susan Block
Attorney-Advisor
United States Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 3561
Washington, D.C. 20549-3561

December 23, 2015

RE:One World Holdings, Inc.
Preliminary Information Statement on Schedule 14C
Filed December 3, 2015
File No. 001-13869

Dear Ms. Block and Mr. Field:

This correspondence is written on behalf of One World Holdings, Inc. (the “Company”), and is written in response to your letter dated December 18, 2015, in connection with the Company’s Information Statement on Schedule 14C referenced above (the “Information Statement”).

In your letter, you requested that the Company respond within 10 days and provide the information requested, or to advise you when the Company will respond.

For your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response.

General

1.We note that it appears that the amendment to the company’s articles of incorporation to increase the authorized capital stock of the company is intended, in part, to facilitate your merger transaction with Tonner Doll Company, Inc. Note A to Schedule 14A requires that the information called for by Items 11, 13 and 14 to be provided when security holders are asked to authorize the issuance of additional securities to be used to acquire another specified company when there will be no separate opportunity to vote on the acquisition. As such, please revise the preliminary information statement to include the information required by Items 11, 13 and 14 of Schedule 14A with respect to this transaction. Refer to Note A of Schedule 14A, which applies to you through Item 1 of Schedule 14C. See also the March 1999 Interim Supplement to Publicly Available Telephone Interpretations, Proxy Rules and Schedule 14A, 9S. Schedule 14, Note A, available on our website at http://www.sec.gov/interps/telephone/phonesupplement1.htm.

Response to Comment No. 1

The Company is working with its auditors to assemble and compile the information required by Item 13, the financial statements for the Company to be acquired (as set forth in Item 13(a)(1)).  The Company anticipates that this process will take more than 10 days, and likely will extend into the first quarter of 2016.  Additionally, and because the Company will be unable to file a definitive Information Statement prior to December 31, 2015, the Company will need to provide updated financial statements for the Company for the year ended December 31, 2015.  Accordingly, the Company anticipates filing its amendment to the Preliminary Information Statement on Schedule 14C in the first quarter of 2016.

2.Similarly, we note that it appears that the amendment to the company’s articles of incorporation to increase the authorized capital stock of the company is intended, in part, to also facilitate other purposes. In this regard, we note that Exhibit 99.2 of the company’s Form 8-K filed on December 3, 2015 references that the increase in the authorized capital of the company is intended, in part, to facilitate private equity financings of $750,000 and $5 million, respectively. As such, please revise the preliminary information statement to include the information required by Item 11 of Schedule 14A with respect to these financings. Refer to Note A of Schedule 14A, which applies to you through Item 1 of Schedule 14C.

Response to Comment No. 1

The Company plans to include the information required by Item 11 of Schedule 14A in response to Comment 2 in the amended Preliminary Information Statement on Schedule 14C when filed with the financial information required in response to Comment No. 1. The Company will include a response letter outlining the changes made and the Company’s response to the Staff’s comments, to be filed with the amended Preliminary Information Statement.

Conclusion

The Company acknowledges the following:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, or Alexander Pearson, Company counsel (801-328-3600), if you have any questions or need additional information. Thank you for your assistance with this filing.

Respectfully submitted,

One World Holdings, Inc.

/s/ C. Joanne Melton
C. Joanne Melton
President and Chief Executive Officer